Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
annie.sun@gigamedia.com.tw

Announcement Amendment –

Notice of Change in Ownership Status of Major Shareholder

TAIPEI, Taiwan, August 16th, 2017 – GigaMedia Limited (NASDAQ:GIGM) released an announcement dated August 15, 2017, advising a change of major shareholder. The Company made an amendment today to clarify the ownership status of its shareholder.

As the Company’s announcement on the 16th of November, 2015, John-Lee Andre Koo transferred his shareholding vehicle for shares of GigaMedia Limited from Best Method Limited to Champion Allied Limited.

On the 14th of August, 2017, John-Lee Andre Koo transferred his share in Champion Allied Limited to Symporium (PTC) Ltd, in its capacity as trustee of Citadelle Trust.  John-Lee Andre Koo is the settlor of Citadelle Trust and exercises sole voting and investment power over all of the shares of GigaMedia Limited held by Syporium (PTC) Ltd, in its capacity as trustee of Citadelle Trust. The Citadelle Trust is a revocable trust and John-Lee Andre Koo is the sole beneficiary of the trust.

Mr. John-Lee Andre Koo’s shareholding vehicle for shares of GigaMedia Limited remains in Champion Allied Limited and the number of shares held under his beneficial ownership has no change as well. The change of ownership status has no impact on the Company’s operating results.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online game products. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-

looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2017.

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